Exhibit 99.1

IDEX Biometrics announces intention to voluntary delist of American Depositary Shares from The Nasdaq Capital Market

Oslo, Norway, July 21, 2023 - IDEX Biometrics ASA (Nasdaq: IDBA) (“IDEX” or the “Company”), a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control and digital identity, today announced it has given formal notice to the Nasdaq Stock Market of the Company’s intention to voluntary delist American Depositary Shares (“ADSs’) representing its ordinary shares, which is anticipated to be effective prior to the opening of trading on August 10, 2023. Each ADS represents 75 ordinary shares of the Company.

Ordinary shares of IDEX Biometrics have been listed on the Oslo Bors since May 11, 2015, under the ticker IDEX.OL. The ordinary shares trade in Norwegian krone. The Company subsequently listed the ADSs on The Nasdaq Capital Market in March 2021 under the ticker IDBA. The ADSs trade in U.S. dollars.

“We undertook a thorough and thoughtful review of our cost structure, including costs associated with being a Nasdaq-listed and SEC reporting company, as part of an overall effort to streamline operations. By consolidating trading in IDEX securities on the Oslo Bors, we believe that we will be able to improve the Company’s operating efficiency and reduce corporate costs in line with our strategy to prioritize our resources on R&D and commercialization,” said Vince Graziani, Chief Executive Officer of IDEX.

The ADS delisting will have no impact on the Company’s accounting standards, and IDEX intends to continue its disclosures in compliance with applicable Norwegian financial market regulations. IDEX intends to file a Form 25 and, thereafter, a Form 15F with the Securities and Exchange Commission (“SEC”) within the coming weeks to initiate the removal of the ADS listing and deregistration of the ADSs and underlying ordinary shares under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and expects the ADS delisting to become effective on or around August 10, 2023, at which time the Company’s ADSs will no longer trade on The Nasdaq Capital Market and the IDEX reporting obligations with the SEC will be suspended. The Company expects that the deregistration of the ADSs and the underlying ordinary shares under the Exchange Act will become effective on or around October 29, 2023. The documents filed with the SEC will be available on the Company’s website: https:idexbiometrics.com/investors/regulatory-releases/

Information for ADS Holders

The Bank of New York Mellon serves as depositary (the “Depositary”) for the Company’s ADS facility. Each ADS represents 75 of our ordinary shares. The Depositary intends to terminate the Deposit Agreement, dated February 26, 2021, among us, the Depositary and owners and holders of ADSs (the “Deposit Agreement”) on October 19, 2023.

Under the terms of the Deposit Agreement, ADS holders have until at least October 19, 2023 to surrender ADSs for delivery of the underlying ordinary shares. If you surrender ADSs for delivery of the underlying shares, you must pay a cable fee of $17.50. In order to exchange ADSs for the Company’s ordinary shares, ADS holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing ordinary share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

Subsequent to October 19, 2023, the Depositary may elect to sell the underlying shares. If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS.

To surrender ADSs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADSs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

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Investors may still present ADSs to The Bank of New York Mellon. Investors will receive either the underlying shares (if those have not yet been sold by the Depositary) or the cash received by the Depositary received upon sale of underlying shares, net of fees, if those underlying shares were sold. For more information, investors should contact DRBrokerSolutions@bnymellon.com.

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity. Our solutions bring convenience, security, peace of mind and seamless user experiences to the world. Built on patented and proprietary sensor technologies, integrated circuit designs, and software, our biometric solutions target card-based applications for payments and digital authentication. As an industry enabler, we partner with leading card manufacturers and technology companies to bring our solutions to market.

For more information, visit www.idexbiometrics.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including in respect of the Company’s intention to delist the ADSs from the Nasdaq Capital Market and deregister such securities under the Exchange Act. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact: Marianne Bøe, Head of Investor Relations E-mail: marianne.boe@idexbiometrics.com (mailto:Marianne.boe@idexbiometrics.com) Tel: +47 91 80 01 86

Questions and Answers

In July 2023, we announced our intention to voluntarily delist our American Depositary Shares (“ADSs”) from The Nasdaq Capital Market (“Nasdaq”) in the United States, which is expected to become effective on or about August 10, 2023.

The Bank of New York Mellon served as depositary (the “Depositary”) for our ADS facility. Each ADS represents 75 of our ordinary shares. The Depositary intends to terminate the Deposit Agreement, dated February 26, 2021, among us, the Depositary and owners and holders of ADSs (the “Deposit Agreement”) on October 19, 2023.

Under the terms of the Deposit Agreement, ADS holders have until at least October 19, 2023 to surrender ADSs for delivery of the underlying ordinary shares. If you surrender ADSs for delivery of the underlying shares, you must pay a cable fee of $17.50. In order to exchange ADSs for our ordinary shares, ADS holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing ordinary share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

Subsequent to October 19, 2023, the Depositary may elect to sell the underlying shares. If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS.

To surrender ADSs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADSs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

Investors may still present ADSs to The Bank of New York Mellon. Investors will receive either the underlying shares (if those have not yet been sold by the Depositary) or the cash received by the Depositary received upon sale of underlying shares, net of fees, if those underlying shares were sold. For more information, investors should contact DRBrokerSolutions@bnymellon.com.